Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Vanessa A. Wittman
Executive Vice President and Chief Financial Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

Re: Marsh & McLennan Companies, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File Number: 001-05998

Dear Ms. Wittman,

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief